FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                             STMicroelectronics N.V.

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                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated July 26, 2001 announcing that STMicroelectronics has been confirmed as the world's number one supplier of set-top box (STB) and MPEG decoder chips by market analysts.






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                            [STMicroelectronics Logo]

                           [STMicroelectronics Logo]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATO STAMPA
                               PRESSEINFORMATION

                                                                   PR No. T1041P

           STMicroelectronics Dominates Set-Top Box Revenues in 2000

Geneva, July 26, 2001 - STMicroelectronics (NYSE: STM) has once again been confirmed as the world's number one supplier of set-top box (STB) and MPEG decoder chips, according to recent studies* by independent market analysts Gartner and Cahners In-Stat. According to the In-Stat report, ST had the highest MPEG video chip revenues for the third consecutive year, while the Gartner study confirmed not only that ST continued to dominate the market for STB chips but was also the leader in next-generation non-game digital consumer chips.

In-Stat (http://www.instat.com) predicts that, while the market for MPEG chips will show only a 3% increase in unit shipments during 2001, it will grow to $3.3 billion by 2005, double the 2000 figure of $1.6 billion. The report confirms ST as the world number one in both unit shipments and revenue.

In the Gartner study, ST emerges as the clear leader in STB chips, with a strong performance in digital cable, satellite and terrestrial STBs. ST's combined 2000 STB revenues of $579.0 million comfortably exceeded the combined sales of its two closest competitors ($285.7 and $220.0 million), according to the Gartner study.

"The leading market analysts are unanimous in showing that ST continues to set the pace in STB and MPEG video chips. In the STB market, ST has both the best track record and the best roadmap," said Christos Lagomichos, General Manager of ST's Set Top Box Division.

Gartner's study of the digital consumer market shows ST in fourth place worldwide, behind three Japanese companies that obtained by far the greatest part of their digital consumer revenue from supplying dedicated chips for the leading brands of games consoles. In the market for all other digital consumer products, including STBs, DVD players, Digital TV sets, MP3 players, and digital cameras and camcorders, ST's combined Year 2000 revenues of $717.3 million placed it at number one, with its closest competitors achieving sales of $669.0 and $532.7 million, according to the Gartner study.

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About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.


*(1) Cahners In-Stat, "MPEG Video Chip Market" (No. MM0108DV), July 2001
 (2) Gartner, "Consumer Electronics Semiconductor Market Share 2000", June 2001.

For further information, please contact:

STMicroelectronics
Maria Grazia Prestini                       Benoit de Leusse
Director, Corporate Media Relations         Investor Relations Manager Europe
Tel. +39.039.603.59.01                      Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                      Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                 benoit.de-leusse@st.com

Morgen-Walke Europe
Lorie Lichtlen                              Jean-Benoit Roquette / Nicole Curtin
Media Relations                             Investor Relations
Tel. +33.1.47.03.68.10                      Tel. +33.1.47.03.68.10
Fax +33.1.47.03.93.38                       jbroquette@mweurope.com /
llichtlen@mweurope.com                      ncurtin@weurope.com

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer